UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

ATLAS RESOURCE PARTNERS, L.P.

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

04941A 101

(CUSIP Number)

Atlas Energy Group, LLC

Park Place Corporate Center

1000 Commerce Drive, Suite 400

Pittsburgh, PA 15275

800-251-0171

with a copy to:

Lisa Washington

Chief Legal Officer and Secretary

Atlas Energy Group, LLC

1845 Walnut Street, Suite 1000

Philadelphia, PA 19103

(215) 717-3387

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 04941A 101

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Atlas Energy Group, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0-
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) OO

CUSIP No. 04941A 101

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS New Atlas Holdings, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0-
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

This Amendment No. 1 (this “Amendment”) to the statement on Schedule 13D originally filed on March 9, 2015 (the “Original Schedule 13D”) is being filed on behalf of the Reporting Persons relating to the beneficial ownership of common units representing limited partner interests (the “Common Units”) of Atlas Resource Partners, L.P., a Delaware limited partnership (the “Issuer”). Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given such terms in the Original Schedule 13D.

This Amendment is the final amendment to the Original Schedule 13D and an exit filing for the Reporting Persons.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Persons no longer hold any securities of the Issuer.

(b)	The Reporting Persons no longer hold any securities of the Issuer.

(c)	None of the Reporting Persons has effected any transaction in the shares during the past 60 days.

On August 26, 2016, an order confirming the pre-packaged plan of reorganization (the “Plan”) of the Issuer and certain of its subsidiaries was entered by the United States Bankruptcy Court for the Southern District of New York. The Plan became effective on September 1, 2016 (the “Effective Date”). On the Effective Date, all preferred limited partnership units and Common Units of the Issuer were cancelled without the receipt of any distribution or consideration.

As of September 1, 2016, the Reporting Persons no longer held any Common Units of the Issuer.

(d)	Not applicable.

(e) On September 1, 2016, the Reporting Persons’ beneficial ownership dropped below the 5% Schedule 13D reporting threshold. The Reporting Persons no longer hold any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1:	Joint Filing Agreement dated March 6, 2015 between Atlas Energy Group, LLC and New Atlas Holdings, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2016

ATLAS ENERGY GROUP, LLC

By:	/s/ Lisa Washington
Name:	Lisa Washington
Title:	Vice President, Chief Legal Officer and Secretary

NEW ATLAS HOLDINGS, LLC

By: Atlas Energy Group, LLC, its sole member

By:	/s/ Lisa Washington
Name:	Lisa Washington
Title:	Vice President, Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement dated March 6, 2015 between Atlas Energy Group, LLC and New Atlas Holdings, LLC.

CUSIP No. 04941A 101

Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT, dated as of March 9, 2015, by and among Atlas Energy Group, LLC, a Delaware limited liability company (“Atlas Energy Group”), and New Atlas Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of Atlas Energy Group (“New Atlas”)

WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

Atlas Energy Group and New Atlas hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one statement on Schedule 13D relating to their ownership of common units representing limited partner interests (the “Common Units”) of Atlas Resource Partners, L.P. (the “Partnership”), and hereby further agree that said statement shall be filed on behalf of Atlas Energy Group and New Atlas. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of the Partnership.

IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

ATLAS ENERGY GROUP, LLC

By:	/s/ Lisa Washington
Name:	Lisa Washington
Title:	Vice President, Chief Legal Officer and Secretary

NEW ATLAS HOLDINGS, LLC

By: Atlas Energy Group, LLC, its sole member

By:	/s/ Lisa Washington
Name:	Lisa Washington
Title:	Vice President, Chief Legal Officer and Secretary